As filed with the Securities and Exchange Commission on June 29, 2001

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                           Commission File No. 1-8007

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Fremont General Corporation
                            and Affiliated Companies
                            Investment Incentive Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           Fremont General Corporation
                           2020 Santa Monica Boulevard
                         Santa Monica, California 90404
                                  (310)315-5500

--------------------------------------------------------------------------------

                              REQUIRED INFORMATION



The Fremont General Corporation and Affiliated Companies Investment Incentive Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2000 and 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.



                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      FREMONT GENERAL CORPORATION AND AFFILIATED
                                      COMPANIES INVESTMENT INCENTIVE PLAN




June 28, 2001                         /s/     RAYMOND G. MEYERS
                                      ------------------------------------------
                                      Raymond G. Meyers
                                      on behalf of the Plan Administrator of the
                                      Fremont General Corporation and Affiliated
                                      Companies Investment Incentive Plan

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Fremont General Corporation and Affiliated Companies Investment Incentive Plan Years ended December 31, 2000 and 1999 with Report of Independent Auditors

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                          Audited Financial Statements
                            and Supplemental Schedule


                     Years ended December 31, 2000 and 1999




                                    Contents

Report of Independent Auditors ................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits ...............................2
Statements of Changes in Net Assets Available for Benefits ....................3
Notes to Financial Statements .................................................4


Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year ...............10

                         Report of Independent Auditors

Plan Administrator of the
Fremont General Corporation and
Affiliated Companies Investment Incentive Plan

We have audited the accompanying statements of net assets available for benefits of Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                ERNST & YOUNG LLP


June 15, 2001

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                 Statements of Net Assets Available for Benefits


                                                                             DECEMBER 31
                                                                        2000              1999
                                                                   -------------     -------------

ASSETS AND LIABILITIES
Investments, at fair value .....................................   $  83,659,709     $  97,237,699

Interest and dividends receivable ..............................          41,530            34,160
Other liabilities ..............................................         (53,328)         (307,950)
                                                                   -------------     -------------
Net assets available for benefits ..............................   $  83,647,911     $  96,963,909
                                                                   =============     =============

See accompanying notes.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                        YEAR ENDED DECEMBER 31
                                                                        2000              1999
                                                                   -------------     -------------

ADDITIONS (DEDUCTIONS)
Contributions:
   Employee ...................................................    $  12,932,078     $  17,684,531
   Employer Companies .........................................        7,455,247         7,775,024
Interest and dividends ........................................        7,440,870         5,441,717
Net unrealized depreciation in fair value
   of investments .............................................      (24,279,611)      (36,424,186)
Benefit distributions to participants .........................      (16,864,582)      (10,830,355)
                                                                   -------------     -------------
Net decrease ..................................................      (13,315,998)      (16,353,269)

Net assets available for benefits at beginning of year ........       96,963,909       113,317,178
                                                                   -------------     -------------
Net assets available for benefits at end of year ..............    $  83,647,911     $  96,963,909
                                                                   =============     =============

See accompanying notes.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                          Notes to Financial Statements

                                December 31, 2000


1. DESCRIPTION OF THE PLAN

The following description of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the case of any inconsistency between this document and the Plan document, the Plan document shall control.

GENERAL

The Plan is a defined contribution 401(k) plan which commenced on February 1, 1986, and covers eligible employees of Fremont General Corporation ("FGC") and affiliated companies (the "Company"). An eligible employee who is employed by the Company may elect to make salary deferral 401(k) contributions beginning the first full pay period in the month following employment or as of any subsequent entry date.

CONTRIBUTIONS

Eligible employees may contribute up to 15% of their pretax eligible compensation. The Company matches 85% of the first 6% of eligible compensation contributed by the participant. Officers participate in the Plan on the same basis as all other employees. Each contributing affiliated company also may elect to make an additional discretionary contribution. Discretionary employer contributions are allocated to participants in proportion to their compensation. No discretionary employer contributions were made in 2000 and 1999.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or losses. Allocations are based on participants' eligible compensation or, in the case of investment earnings or losses, account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Company's matching contributions in future periods.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants' salary deferral 401(k) contributions and allocated earnings or losses thereon are 100% vested at all times. Company matching and discretionary contributions vest pursuant to a graduated vesting schedule in increments based on each full year of service. Participants become 100% vested in the event of death, disability, upon attainment of normal retirement age, or upon termination of the Plan.

DISTRIBUTIONS

All distributions of vested account balances may be made to participants following termination of employment, attainment of age 59 1/2, retirement from the Company, total disability, or to the designated beneficiary following a participant's death. In addition, participants may make withdrawals from their account balances in the event of hardship. A hardship withdrawal can be made for the following circumstances: expenses to avoid eviction or foreclosure of the participant's principal residence, extraordinary medical expenses for the participant or his or her dependents, tuition and related educational expenses for post-secondary education for the following 12 months for the participant or the participant's dependents, and costs relating to the purchase of a principal residence for the participant.

PARTICIPANTS' LOANS

Participants may borrow from the vested portion of their account balance based on the balance at the close of business of the prior day. Interest is fixed for the term of the loan. An approved loan must be repaid fully within a minimum of 12 months to a maximum of 60 months. A transaction fee of $40 is required of each participant upon loan issuance.

AMENDMENT AND/OR TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time for any reason. In the event of termination, the Plan document provides for full vesting of all participants. The Company also reserves the right to amend the Plan at any time for any reason with or without advance notice (unless required by law) in accordance with the procedures set forth in the plan document.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)




2. SUMMARY OF ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

All assets of the Plan are held by Merrill Lynch Trust Company of California ("Merrill Lynch").

Investments in mutual funds are stated at current net asset value, which approximates fair value. The funds' net asset values are determined by Merrill Lynch. FGC Common Stock is stated at current market value as determined by the Plan Administrator based on the closing price on the New York Stock Exchange ("NYSE"). The closing price of FGC Common Stock on December 31, 2000 was $2.812 per share.

INVESTMENT INCOME

Interest and dividend income is recorded on the accrual basis.

Realized investment gains and losses are determined using the specific-identification basis.

INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated October 19, 1995, that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan Administrator is not aware of any course of actions or series of events that have occurred which would have a material adverse affect on the Plan's qualified status.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)



2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

EXPENSES

All administrative expenses of the Plan are paid by the Company. The Plan utilizes office space provided by the Company for which it pays no rent.

BENEFIT PAYMENTS

Benefit distributions to Plan participants are recorded in the period in which the distributions are paid. Distributions payable at December 31, 2000 and 1999 are $0 and $102,467, respectively.

FORFEITURES

The balance of amounts forfeited by nonvested accounts at December 31, 2000 was $743,431. These forfeitures will be used to reduce employer matching contributions in future periods.

3. INVESTMENTS

During 2000 and 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:


                                                                       YEAR ENDED DECEMBER 31
                                                                        2000              1999
                                                                   -------------     -------------

FGC Common Stock ...............................................   $ (17,685,253)    $ (39,880,991)
Mutual funds ...................................................      (6,594,358)        3,456,805
                                                                   -------------     -------------
                                                                   $ (24,279,611)    $ (36,424,186)
                                                                   =============     =============

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)



3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of the fair value of the Plan's assets are as follows:


                                                                              DECEMBER 31
                                                                        2000             1999
                                                                    ------------     ------------

FGC Common Stock* ...............................................   $ 12,996,212     $ 22,705,632

Merrill Lynch:
   Retirement Preservation Fund .................................     20,100,883       20,786,401
   Growth Fund ..................................................     10,757,519       14,271,023
   Basic Value Fund .............................................      9,273,731       10,143,796
   Capital Fund .................................................      5,328,918        5,615,787
   Global Allocation Fund .......................................      5,006,524        4,700,648
   Fundamental Growth Fund ......................................      4,590,983        3,650,093
   Corporate Bond Fund ..........................................      4,483,512        4,709,700

*Nonparticipant-directed


4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                            DECEMBER 31
                                                                        2000             1999
                                                                    ------------     ------------

FGC Common Stock ................................................   $ 12,996,212     $ 22,705,632


                                                                        YEAR ENDED DECEMBER 31
                                                                        2000            1999
                                                                   -------------     ------------

Change in net assets:
   Contributions ................................................  $   9,680,000     $  8,398,299
   Interest and dividends .......................................      1,110,485          887,692
   Net unrealized depreciation in fair value of
     investments ................................................    (17,685,253)     (39,880,991)
   Net transfers (to) from participant-directed
     investments ................................................     (1,419,050)       5,058,376
   Benefit distributions to participants ........................     (1,395,602)      (1,632,449)
                                                                   -------------     ------------
Total ...........................................................  $  (9,709,420)    $(27,169,073)
                                                                   =============     ============

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)



5. RELATED PARTY TRANSACTIONS

Certain Plan investments are units of mutual funds and common/collective trust funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan. Participants also have the option to invest in FGC Common Stock. These transactions qualify as party-in-interest transactions.

                              SUPPLEMENTAL SCHEDULE

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan
                           EIN 95-2815260 Plan No. 003

    Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at
                                   End of Year

                                December 31, 2000




 IDENTITY OF ISSUE, BORROWER,                 DESCRIPTION OF                                  CURRENT
   LESSOR OR SIMILAR PARTY                      INVESTMENT                    COST             VALUE
------------------------------            ----------------------          ------------      -------------
Merrill Lynch*
   Growth Fund ........................            517,437 Units          $ 14,025,746       $ 10,757,519
   Global Allocation Fund .............            381,595 Units             5,292,838          5,006,524
   Corporate Bond Fund ................            411,331 Units             4,377,524          4,483,512
   Capital Fund .......................            175,467 Units             5,562,727          5,328,918
   Basic Value Fund ...................            282,563 Units            10,477,072          9,273,731
   S&P Index Fund .....................            229,728 Units             4,085,352          3,716,992
   International Index Fund ...........             92,166 Units             1,303,932          1,046,085
   Fundamental Growth Fund ............            204,316 Units             5,402,531          4,590,983
   Retirement Preservation Fund .......         20,100,883 Units            20,100,883         20,100,883

Oppenheimer Quest Balance
 Value Fund ...........................            148,100 Units             2,331,479          2,397,746


Fremont General Corporation* ..........          4,621,697 shares
                                                 of common stock            26,479,940         12,996,212

Participants' loans ...................   Interest at the prime rate
                                           plus 2%                                              3,960,604
                                                                                             ------------

                                                                                             $ 83,659,709
                                                                                             ============
*Indicates a party-in-interest to the Plan.